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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period     March 1 to March 15, 2000
                ------------------------------

                                   JACADA LTD.


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                 (Translation of registrant's name into English)

                           11 GALGALEI HAPLADA STREET,

                             HERZLIYA, 46722 ISRAEL

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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|        Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE



Attached is:

1.         Press Release, released publicly on March 13, 2000.







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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Date: March 15, 2000


                     JACADA LTD.



                     By:   /s/ Ran Oz
                        ------------------------------------------------
                        Name:  Ran Oz
                        Title: Chief Financial Officer & General Manager













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

FOR IMMEDIATE RELEASE

                                        Contact:    David W. Holmes
                                                    SVP Marketing
                                                    Jacada Ltd.
                                                    (770) 352-1300
                                                    dholmes@jacada.com

                                                    John Barry
                                                    Fleishman Hillard
                                                    (404) 659-4446 ext. 134
                                                    barryj@fleishman.com


                  JACADA SUPPORTS WAP AND PALM WIRELESS DEVICES

          JACADA(R) WIRELESS ENABLES MOBILE USERS TO SEAMLESSLY ACCESS
                         BUSINESS CRITICAL APPLICATIONS


           ATLANTA, GA. March 13, 2000 - Jacada Ltd. (NASDAQ: JCDA) today announced Jacada(R) Wireless, a suite of solutions enabling wireless devices to quickly and easily integrate with existing applications. Jacada provides a complete software infrastructure to rapidly transform business critical systems into e-business solutions and to empower enterprise developers to build Internet applications.
           Jacada Wireless supports any Wireless Application Protocol (WAP) enabled device such as mobile phones, as well as Personal Digital Assistants
(PDA) such as the Palm VII(TM). The newest addition to the Jacada product family bridges the gap between a company's mobile employees, partners and customers with its core enterprise applications.
           According to the WAP Forum, there will be more than 530 million wireless subscribers by the year 2001. New estimates report that the number of wireless subscribers will break the one billion mark by 2004. Jacada Wireless can quickly address the needs of these users to access and utilize real business applications.

           "Jacada is the leading provider of Java thin client solutions for enterprise applications, and wireless devices are the next wave of thin client computing," said Gideon Hollander, CEO, Jacada Ltd. "Companies are starting to realize the potential of this technology, and we are engaged in discussions with many of our industry leading customers who have near-term strategies to leverage wireless solutions for competitive advantage."
           Using Jacada Wireless, any mainframe or AS/400 application can be delivered to WAP-enabled or Palm devices providing mobile users controlled access to valuable business applications and data. Jacada Wireless allows organizations to leverage existing business logic and data without requiring modifications to, or any special knowledge of, existing application code or data structures. Jacada Wireless automatically produces wireless markup language
(WML) and hypertext markup language (HTML) code that is interpreted by the wireless device.
           Jacada Wireless is based on the same robust e-business infrastructure software that supports Jacada's current offerings including Jacada(R) for Java, Jacada(R) for HTML and Jacada(R) Connects. Jacada Wireless will use the same proven, highly-scalable Jacada server in use today by major corporations such as Caterpillar, Porsche, Enterprise Rent-a-Car and AIG.
           ABOUT JACADA LTD.
           Founded in 1990, Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business solutions and to empower enterprise developers to build Internet applications. The company operates globally with headquarter offices in Atlanta, Georgia; Herzliya, Israel; and London, UK. Jacada can be reached at www.jacada.com or at 1-800-773-9574. The company's shares are traded on Nasdaq under the symbol JCDA.


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

           Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical fact, including those regarding growth in its business, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, including risks detailed in the Company's Offering Prospectus of October 14, 1999 and filings with the SEC, that could cause the Company's actual results to differ materially from those expressed or implied by these forward-looking statements.

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